SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Procept Incorporated
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  742 683 10 5
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

David R. Walner, Esq.                                    Monica C. Lord, Esq.
Paramount Capital Asset                                  Kramer, Levin,
   Management, Inc.                                        Naftalis & Frankel
787 Seventh Avenue                                       919 Third Avenue
New York, NY 10019                                       New York, NY  10022
(212) 554-4372                                           (212) 715-9100

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 30, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [_]


                               Page 1 of 14 Pages

-------------------------------                     ----------------------------
    CUSIP No. 742 683 10 5             13D               Page 2 of 14 Pages
-------------------------------                     ----------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Paramount Capital Asset Management
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   00 (see Item 3)
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          16,744,828*
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        16,744,828*
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         16,744,828*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.0%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------


* Consists of (i) 5,973,334 shares of Common Stock, which are presently votable, and (ii) 10,771,494 shares of Common Stock issuable upon exercise of warrants and conversion of notes, which, accordingly, are not presently votable.

-------------------------------                     ----------------------------
    CUSIP No. 742 683 10 5             13D               Page 3 of 14 Pages
-------------------------------                     ----------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   00 (see Item 3)
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          5,860,690*
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        5,860,690*
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         5,860,690*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.2%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------


* Consists of (i) 2,090,667 shares of Common Stock, which are presently votable, and (ii) 3,770,023 shares of Common Stock issuable upon exercise of warrants and conversion of notes, which, accordingly, are not presently votable.

-------------------------------                     ----------------------------
    CUSIP No. 742 683 10 5             13D               Page 4 of 14 Pages
-------------------------------                     ----------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   The Aries Trust
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   00 (see Item 3)
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          10,844,138*
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        10,844,138*
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         10,844,138*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.7%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         00 (see Item 3)
--------------------------------------------------------------------------------


* Consists of (i) 3,882,667 shares of Common Stock, which are presently votable, and (ii) 7,001,471 shares of Common Stock issuable upon exercise of warrants and conversion of notes, which, accordingly, are not presently votable.

-------------------------------                     ----------------------------
    CUSIP No. 742 683 10 5             13D               Page 5 of 14 Pages
-------------------------------                     ----------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    [_]
                                                          (b)    [_]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   00 (see Item 3)
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          16,744,828*
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        16,744,828*
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         16,744,828*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.0%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


* Consists of (i) 5,973,334 shares of Common Stock, which are presently votable, and (ii) 10,771,494 shares of Common Stock issuable upon exercise of warrants and conversion of notes, which, accordingly, are not presently votable.

Item 1.   Security and Issuer.

     (a) This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock") of Procept Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 840 Memorial Drive, Cambridge, Massachusetts 02139.

Item 2.   Identity and Background.

          Names of Persons Filing:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (collectively, "Reporting Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, 44th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

---------------

          /1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

          /2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

          /3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               Page 6 of 14 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

            Pursuant to a Securities Purchase Agreement between the Issuer, Aries Domestic and Aries Trust, dated as of June 30, 1997 (the "Purchase Agreement"), Aries Domestic used $1,050,000 of its general funds to purchase 2,090,667 shares of Common Stock of the Issuer, $70,000 principal amount of 12% Senior Convertible Notes of the Issuer (the "A Notes"), Class A Warrants for the purchase of 959,944 shares of Common Stock of the Issuer at an exercise price equal to $0.5859 per share and Class B Warrants for the purchase of 2,660,746 shares of Common Stock of the Issuer at an exercise price equal to $0.59 per share, and the Aries Trust used $1,950,000 of its general funds to purchase 3,882,667 shares of Common Stock of the Issuer (which 3,882,667 shares, together with Aries Domestic's 2,090,667 shares of Common Stock are collectively the "Purchased Common"), $130,000 principal amount A Notes, Class A Warrants for the purchase of 1,782,752 shares of Common Stock of the Issuer at an exercise price equal to $0.01 per share and Class B Warrants for the purchase of 4,941,386 shares of Common Stock of the Issuer at an exercise price equal to $0.5859 per share. Pursuant to Article 9 of the Purchase Agreement, Aries Trust and Aries Domestic are entitled to receive additional shares of Common Stock of the Issuer upon the occurrence of certain events (see Item 6). The A Notes are convertible upon the holder's election into either (i) a number of shares of Common Stock of the Issuer at an initial conversion price of $.46875 per share, subject to adjustment upon the occurrence of certain events, or (ii) a number of shares of Series A Convertible Preferred Stock at a conversion price equal to one hundred dollars ($100.00) per share subject to adjustment upon the occurrence of certain events. Section 3 of the A Notes provides that if an A Note is not paid in full at maturity and upon the occurrence of an Event of Default referred to in Section 7 of the A Notes, in addition to other available remedies, up to 10% of the original principal amount of such Note is convertible into a number of shares of Common Stock which, when added to the Common Stock then held, or issuable upon conversion of the Series A Preferred Stock then held, by the holders of A Notes, in the aggregate, equals 51% of the outstanding Common Stock of the Issuer at a conversion price of $.01 per share. Upon the amendment of the Issuer's Certificate of Incorporation, Aries Trust and Aries Domestic may put their Common Stock to the Issuer for 28,000 shares of Series A Convertible Preferred Stock. Each of the Reporting Persons disclaims beneficial ownership of all the Common Stock other than the respective Purchased Common, if any, actually held by such Reporting Person. The descriptions of the transactions and instruments described herein are qualified in their entireties by reference to the actual agreements and instruments, copies of which will be attached hereto as Exhibits E through L (to be provided by amendment).

Item 4.   Purpose of Transaction.

          The Reporting Persons acquired securities of the Issuer as an investment in the Issuer. Except as indicated in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs
          (a) through (j) of Item 4 of Schedule 13D. Pursuant to Section 7.19 of the Purchase Agreement, the Reporting Persons have the right to appoint a majority of the members of the Board of Directors of the Issuer; provided, however, that, to the extent the exercise of such right would violate Rule 4460(i) of the National Association of Securities Dealers' Marketplace Rules, the Reporting Persons shall not exercise such right until the earliest of (i) the date of approval by the stockholders of the Issuer of the transactions (the "Transactions") contemplated by the Purchase Agreement and the Letter of Intent between the Issuer, Paramount Capital, Inc., Aries Trust and Aries Domestic (the "Letter of Intent"), (ii) the date that Rule 4460(i) no longer applies to the Transactions and (iii) September 30, 1997 (the earliest such date, the "Approval Date"), nonetheless, the Reporting Persons currently have the right to appoint at least three directors or observers. In connection with the Transactions, Mr. Michael S. Weiss joined the Issuer's Board of Directors pursuant to the Purchase Agreement and the Letter of Intent and has been elected by the Board of Directors of the Issuer to serve as the Chairman of the Issuer's Board of Directors. The A Notes provide that the Issuer shall not declare or pay any dividend nor make any other distribution or redemption with respect to any shares of its capital stock without the prior written consents of Aries trust and Aries Domestic, provided, however, that the Issuer may repurchase shares of its Common Stock from officers,


                               Page 7 of 14 Pages

            Directors or employees of the Issuer upon any such person's termination or resignation. Furthermore, pursuant to Sections 9.16 and 9.17 of the Purchase Agreement, upon the Approval Date, Aries Trust and Aries Domestic shall receive additional Common Stock of the Issuer, in the aggregate, in an amount which, when added to the Common Stock already receive pursuant to the Purchase Agreement, will equal the quotient of (a) $2,800,000 divided by (b) the lesser of $0.29 and 50% of various market based prices (such lesser price, the "Approval Price"). Additionally, upon the Approval Date, the conversion price of the A Notes and the exercise prices of the class A Warrants and the Class B Warrants shall be adjusted to equal the Approval Price. Pursuant to Section 7.31 of the Purchase Agreement, the Issuer has covenanted to keep available sufficient authorized but unissued shares of Common Stock to fulfill its obligations under the Purchase Agreement, and it appears the Issuer will need to take such actions as are necessary in order to comply with this covenant. The Reporting Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Item 5.   Interest in Securities of the Issuer.

     (a) As of June 30, 1997, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by Aries Trust and Aries Domestic, may be deemed beneficially to own 16,744,828 shares or 55.0% of the Issuer's Common Stock, and Aries Domestic and Aries Trust may be deemed to beneficially own the following number of shares of Common Stock:


          Aries Domestic                                5,860,690
          Aries Trust                                   10,884,138

          Each Reporting Person disclaims beneficial ownership of all the Common Stock other than the respective Purchased Common, if any, actually held by such Reporting Person. Of the shares of Common Stock of the Issuer that the Reporting Persons may be deemed beneficially to own, only the 5, 973, 334 shares of Purchased Common may be currently voted, which shares represent 30.3% of the outstanding vote of the stockholders of the Issuer (10.6% for Aries Domestic and 19.7% for Aries Truse).

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares beneficially owned by each of Aries Domestic and Aries Trust.

     (c) Other than the purchase of the Common Stock, the A Notes, the Class A Warrants and the Class B Warrants pursuant to the Purchase Agreement, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days. See Item 3.

     (d) & (e)   Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Pursuant to Article 9 of the Purchase Agreement, Aries Trust and Aries Domestic are entitled to receive additional Common Stock of the
          Issuer: on June 30, 1998 (the "Reset Date"), if the Market Price (as defined in the Purchase Agreement) at such time is less than 140% of the Dilution Value (as defined in the Purchase Agreement) ("Reset Event," resulting in a "Reset Issuance"); on each anniversary of the Reset Date (resulting in "Annual Issuances"); and upon issuances, modifications or sales of Common Stock or securities convertible into Common Stock of the Issuer ("Dilution Events," resulting in "Dilution Issuances"), with some exceptions. Upon the occurrence of a Reset Event, the Dilution Value is adjusted to the greater of (i) the quotient of the Market Price as of the Reset Date divided by 1.40 and
          (ii) 25% of the Dilution Value at such time. Upon the occurrence of a Dilution Event, the Dilution Value is adjusted to account for the dilution to Common Stock holders caused by the issuance of Common Stock at a discount from the greater of the Dilution Value or the Market Price at such time. The number of shares that would be issuable to Aries Trust and Aries Domestic in any Reset Issuance or Dilution Issuance is such number that the Dilution Value multiplied by the total number of shares of Common Stock purchased and received under the Purchase Agreement (such number of shares, the "Issuance Base Amount") is the same both before and after such Reset Issuance or Dilution Issuance. Each Annual Issuance shall consist of a number of shares of Common Stock of the Issuer equal to 10% of the Issuance Base Amount at such time. Aries Trust and Aries Domestic may assign their respective rights to receive these issuances of Common Stock of the Issuer under certain conditions. Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Additionally, on June 29, 1997, the Issuer entered into a Letter of Intent with Paramount Capital, Inc. pursuant to which it is contemplated that Paramount Capital, Inc. will act as financial advisor and placement agent for the Issuer in future capital raising and other strategic transactions. Dr. Rosenwald is the sole shareholder and Mr. Weiss is a Senior Managing Director of Paramount Capital, Inc. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or


                               Page 8 of 14 Pages
          relationship between the Reporting Persons and any other person, with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits:

Exhibit A:  Agreement of Joint Filing of Schedule 13D dated as of July 9, 1997.

Exhibit B:  List of executive  officers and  directors of Paramount  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C:  List of  executive  officers  and  directors  of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D:  List  of  executive  officers  and  directors  of  Aries  Trust  and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E:  Securities  Purchase  Agreement  dated as of June 30,  1997.  [To be provided by amendment.]

Exhibit F:  Senior  Convertible  Note for $70,000 issued to Aries Domestic dated
            June 30, 1997. [To be provided by amendment.]

Exhibit G:  Senior  Convertible  Note for  $130,000  issued to Aries Trust dated
            June 30, 1997. [To be provided by amendment.]

Exhibit H:  Class A Warrant for the  Purchase of 959,944  shares of Common Stock issued to Aries Domestic dated June 30, 1997. [To be provided by amendment.]

Exhibit I: Class A Warrant for the Purchase of 1,782,752 shares of Common Stock issued to Aries Trust dated June 30, 1997. [To be provided by amendment.]

Exhibit J:  Class B Warrant for the Purchase of 2,660,746 shares of Common Stock issued to Aries Domestic dated June, 1997. [To be provided by amendment.]

Exhibit K:  Class B Warrant for the Purchase of 4,941,386 shares of Common Stock issued to Aries Trust dated June 30, 1997. [To be provided by amendment.]

Exhibit L:  Letter of Intent dated June 29, 1997. [To be provided by amendment.]


                               Page 9 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                   PARAMOUNT  CAPITAL ASSET  MANAGEMENT, INC.

Dated:   July 10, 1997
         New York, NY              By: /s/Lindsay A. Rosenwald, M.D.
                                       -----------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President

                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   July 10, 1997
         New York, NY              By: /s/Lindsay A. Rosenwald, M.D.
                                       -----------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                   THE ARIES TRUST
                                   By: Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   July 10, 1997
         New York, NY              By: /s/Lindsay A. Rosenwald, M.D.
                                       -----------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President

Dated:   July 10, 1997
         New York, NY              By: /s/Lindsay A. Rosenwald, M.D.
                                       -----------------------------
                                       Lindsay A. Rosenwald, M.D.


                               Page 10 of 14 Pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



         The  undersigned   hereby  agree  jointly  to  prepare  and  file  with
regulatory  authorities  a  Schedule  13D  and  any  future  amendments  thereto reporting each of the undersigned's ownership of securities of Procept Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                   PARAMOUNT  CAPITAL ASSET  MANAGEMENT, INC.

Dated:   July 9, 1997
         New York, NY              By: /s/Lindsay A. Rosenwald, M.D.
                                       -----------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President

                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:   July 9, 1997
         New York, NY              By: /s/Lindsay A. Rosenwald, M.D.
                                       -----------------------------
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                   THE ARIES TRUST
                                   By: Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:   July 9, 1997
         New York, NY              By: /s/Lindsay A. Rosenwald, M.D.
                                       -----------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President

Dated:   July 9, 1997
         New York, NY              By: /s/Lindsay A. Rosenwald, M.D.
                                       -----------------------------
                                       Lindsay A. Rosenwald, M.D.


                               Page 11 of 14 Pages

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                     PRINCIPAL OCCUPATION
         NAME                           OR EMPLOYMENT
         ----                           -------------

Lindsay A. Rosenwald, M.D.           Chairman of the Board, President of
                                     Paramount Capital Asset Management, Inc.,
                                     Paramount Capital Investments LLC and
                                     Paramount Capital, Inc.

Peter Morgan Kash                    Director of Paramount Capital Asset
                                     Management, Inc., Inc., Senior Managing
                                     Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                     Director of Paramount Capital Asset
                                     Management, Inc., Inc., Professor, Univer-sity of Southern California School of Med-icine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                               Page 12 of 14 Pages

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, is as follows:

                                            PRINCIPAL OCCUPATION
         NAME                                 OR EMPLOYMENT
         ----                                 -------------

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                               Page 13 of 14 Pages

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                 PRINCIPAL OCCUPATION
         NAME                                       OR EMPLOYMENT
         ----                                       -------------

Paramount Capital Asset Management, Inc.         Investment Manager

MeesPierson (Cayman) Limited                     Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                               Page 14 of 14 Pages